SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the Month of August 2005
SHINHAN FINANCIAL GROUP CO., LTD.
(Translation of registrant’s name into English)
120, 2-Ga, Taepyung-Ro, Jung-Gu, Seoul 100-102, Korea
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will
file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation
S-T Rule 101(b)(1): ___
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation
S-T Rule 101(b)(7): ___
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.

Summary of 2005 1H Business Report
On August 16, 2005, Shinhan Financial Group (“SFG”) filed the 2005 1st half business report (the “Business Report”) with the Financial Supervisory Service of the Republic of Korea (“Korea”) pursuant to the Securities and Exchange Act of Korea. This is the summary of the Business Report translated into English. Non-material or previously disclosed information are omitted or abridged.
The financial information in this report has been prepared in accordance with accounting principles generally accepted in Korea.

1. Introduction of the Group
2. Business Results
3. Independent Accountant
4. Directors, Executive Officers and Employees
5. Activities of Board of Directors and Sub-committees
6. Market Price Information of Our Common Shares and ADRs
7. Related Party Transactions
EX-99.1 INDEPENDENT ACCOUNTANT'S REVIEW REPORT
Exhibit 99- 1. Independent Accountant’s Review Report (Non Consolidated Financial Statements)

1. Introduction of the Group
Change of President & Chief Executive Officer
On May 17, 2005, Shinhan Financial Group announced that Mr. In-Ho Lee has been appointed as new President & Chief Executive Officer by the Board of Directors. Mr. Lee has been a founding member of Shinhan Bank with seasoned experiences such as General Manager of Treasury Department, General Manager of Operation Department, Senior Executive Director, and Deputy President before becoming the President and CEO of Shinhan Bank during 1999 and 2003.
Principal Subsidiaries under Korean Law as of June 30, 2005
Direct Subsidiaries

Subsidiaries	Ownerships by SFG
Shinhan Bank	100.0%
Chohung Bank	100.0%
Good Morning Shinhan Securities 1)	100.0%
Shinhan Card	100.0%
Shinhan Capital	100.0%
Shinhan BNP Paribas ITMC	50.0%
Jeju Bank 2)	62.4%
SH&C life Insurance	50.0%
e-Shinhan	73.7%
Shinhan Macquarie	51.0%
Shinhan Credit Information	100.0%
Shinhan Private Equity	100.0%

1)	Good Morning Shinhan Securities was delisted from the Korea Exchange on January 5, 2005.

2)	Jeju Bank is currently listed on the Korea Exchange.
Indirect subsidiaries held through direct subsidiaries

		Ownerships by
Direct Subsidiaries	Indirect Subsidiaries	the Parent
Shinhan Bank	Shinhan Data System	100.0%
	Shinhan Finance (Hong Kong)	100.0%
Chohung Bank	Chohung ITM	79.8%
	Chohung Finance (Hong Kong)	100.0%
	CHB America Bank	100.0%
	Chohung Bank GmbH	100.0%
	Chohung Vina Bank	50.0%
	CHB Valuemeet 2001 year 1st Securitization	50.0%
	CHB Valuemeet 2001 year 2nd Securitization	50.0%
	CHB Valuemeet 2002 year 1st Securitization	50.0%
Good Morning	Good Morning Shinhan Securities Europe	100.0%
Shinhan Securities	Good Morning Shinhan Securities USA	100.0%

Number of Shares by type
The table below sets forth the number of the issued and outstanding shares of the Group as of June 30, 2005

		Total amount of
Types of Shares	Number of Shares	par value(KRW)
Common Shares	319,319,011	1,596,595,055,000
Redeemable Preferred Shares	52,583,961	262,919,805,000
Redeemable Convertible Preferred Shares	44,720,603	223,603,015,000

Total	416,623,575	2,083,117,875,000
Employee Stock Ownership Plan (ESOP)
(1) Contribution to ESOA (Employee Stock Ownership Association) 1)

		Contribution Amount
Contributed to	Contribution Date	(KRW)	Contributor	Use of money
	Apr. 15, 2005	681,779,448	SFG	Stock Purchase
Association Accounts	Apr. 14, 2005	32,550,000,000	SHB	Stock Purchase
	Apr. 13, 2005	297,775,000	Shinhan Capital	Stock Purchase
Sub-total		33,529,554,448	—
Employee Accounts	—	—	Employees	—
Sub-total		—	—
Total		33,529,554,448	—

1)	From January 1, 2005 to June 30, 2005
(2) Changes in ESOA Share Ownership 1)

(Unit: shares)
		Beginning
		Balance			Ending Balance
	Share type	(Jan.1, 2005)	Increase2)	Decrease3)	(June 30, 2005)
Association Accounts	Common Shares	650,146	1,293,682	814	1,943,014
Employee Accounts	Common Shares	0	386,175	1,810	366,365
Total	—	650,146	1,661,857	2,624	2,309,379

1)	Shinhan Financial Group introduced the Employee Stock Ownership Plan (ESOP) on December 5, 2002 and currently, Shinhan Financial Group, Shinhan Bank and Shinhan Capital participate in the ESOP.

2)	The increase is attributable to the purchase of shares with the contributions of April 2005.

3)	The decrease is attributable to the retirement of SHB employees.

(3) ESOA Share Ownership per each company

(As of June 30, 2005, Unit: shares)
	Association	Employee	Total Balance
Company	Accounts	Accounts	(June 30, 2005)
Shinhan Financial Group	36,672	3,976	40,648
Shinhan Bank	1,887,935	362,389	2,250,324
Shinhan Capital	18,407	0	18,407
Total	1,943,014	366,365	2,309,379
2. Business Results
Operational Results

	2005 1st Half	2004	2003
	(Jan.1~Jun.30)	(Jan.1~Dec.31)	(Jan.1~Dec.31)
Operating Revenue	931,532	1,224,147	617,074
Gain using the equity method of accounting	882,107	1,108,952	519,287
Interest income	49,059	114,264	97,787
Other income	366	931	—
Operating Expense	73,801	147,638	251,366
Loss using the equity method of accounting	824	212	129,886
Operating Income	857,731	1,076,509	365,708
Source and Use of Funds
Source of Funds

(in millions of Korean Won)
	2005 1st half		2004		2003
	(Jan.1~Jun.30)		(Jan.1~Dec.31)		(Jan.1~Dec.31)
	Average	Ratio	Average	Ratio	Average	Ratio
	Balance 1)	(%)	Balance 1)	(%)	Balance 1)	(%)
Stockholders’ Equity	7,945,347	77.02	6,770,562	74.00	4,768,492	73.82
Capital Stock	2,083,118	20.19	2,012,812	22.00	1,660,319	25.70
Capital Surplus	3,718,654	36.05	3,485,465	38.10	2,512,502	38.89
Retained Earnings	1,847,416	17.91	1,130,293	12.35	692,409	10.72
Capital Adjustment	296,159	2.87	141,992	1.55	-96,738	-1.50
Borrowings	2,370,172	22.98	2,378,244	26.00	1,691,375	26.18
Debentures	2,027,413	19.65	2,017,816	22.06	1,434,951	22.21
Other liabilities	342,759	3.32	360,428	3.94	256,424	3.97

Total	10,315,519	100.00	9,148,806	100.00	6,459,867	100.00

1)	The Average Balance was calculated by averaging the ending balance of each quarter.

Use of Funds

(in millions of Korean Won)
	2005 1st half		2004		2003
	(Jan.1~Jun.30)		(Jan.1~Dec.31)		(Jan.1~Dec.31)
	Average	Ratio	Average	Ratio	Average		Ratio
	Balance 1)	(%)	Balance 1)	(%)	Balance 1)		(%)
Investments on equity stock	8,453,097	81.95	7,100,773	77.61	5,882,011		77.81
Shinhan Bank	4,137,522	40.11	3,709,669	40.55	3,139,126	2)	41.53
Chohung Bank	3,041,517	29.48	2,411,868	26.36	1,831,964		24.24
Good Morning Shinhan Securities	848,330	8.22	610,171	6.67	537,265		7.11
Shinhan Card	182,234	1.77	162,378	1.77	191,094		2.53
Shinhan Capital	129,514	1.26	112,775	1.23	95,384		1.26
Shinhan BNP Paribas	22,454	0.22	22,435	0.25	22,109		0.29
E-Shinhan	2,770	0.03	2,617	0.03	3,331		0.04
Shinhan Macquarie	1,029	0.01	1,159	0.01	578		0.01
Jeju Bank	55,902	0.54	49,418	0.54	44,783		0.59
Shinhan Credit Information	7,588	0.07	4,628	0.05	2,392		0.03
SH&C Life Insurance	14,744	0.14	13,655	0.15	13,985		0.19
Shinhan Private Equity	9,493	0.09	1,958	0.02	—		—
Investment on Bonds	—	—	—	—	905		0.01
Loans	1,713,513	16.61	1,953,788	21.36	1,618,091		21.41
Fixed Assets	1,361	0.01	1,508	0.02	1,434		0.02
Intangible Assets	995	0.01	477	0.01	471		0.01
Cash Deposit in bank	115,628	1.12	55,370	0.61	25,326		0.34
Other Assets	30,925	0.30	36,893	0.40	30,808		0.41

Total	10,315,519	100.00	9,148,809	100.00	7,559,046		100.00

1)	The Average Balance was calculated by averaging the ending balance of each quarter.

2)	Represents the average balance calculated by averaging Chohung Bank’s ending balances of 3rd and 4th quarter 2003, because Chohung Bank was acquired in August 2003. Because of this, the total source of fund is not equal to total use of fund for the year 2003.
Other Financial Information
Requisite Capital Ratio

(in billions of Korean Won)
	2005 1H	2004	2003
Aggregate Amount of Equity Capital (A)	10,765.3	9,867.9	8,847.7
Requisite Capital (B)	7,956.4	7,625.3	7,472.0
Requisite Capital Ratio (A/B) 1)	135.30%	129.41%	118.41%

1)	Under the guidelines issued by the Financial Supervisory Commission applicable to financial holding companies, we, at the holding company level, are required to maintain a minimum requisite capital ratio of 100%.

Won Liquidity Ratio

(in millions of Korean Won)
	2005 1H	2004	2003
Won Assets due within 3 months (A)	214,785	221,335	16,687
Won Liabilities due within 3 months (B)	198,874	212,081	15,504
Won Liquidity Ratio (A/B) 1)	108.00%	104.36%	107.63%

1)	Under the guidelines issued by the Financial Supervisory Commission, we, at the holding company level, are required to maintain a Won liquidity ratio of not less than 100%.
Liabilities to Equity Ratio

(in millions of Korean Won)
	2005 1H	2004	2003
Liabilities (A)	2,415,299	2,325,043	2,176,875
Adjusted Equity (B) 1)	8,143,083	7,747,609	5,523,410
Liabilities to Equity Ratio (A/B)	29.66%	30.01%	39.41%

1)	Adjusted Equity was calculated by subtracting the amount of intangible assets from total net assets.
Capital Adequacy Ratio and Other Ratios of Certain Subsidiaries
(1) Total Capital Adequacy Ratio (%)

	2005 1H	2004	2003
Shinhan Bank	12.32	11.94	10.49
Chohung Bank	9.94	9.40	8.87
Jeju Bank	10.27	10.91	10.96

*	The Total Capital Adequacy Ratios are computed in accordance with the guidelines issued by the Financial Supervisory Commission for commercial banks. Under these guidelines, commercial banks are required to maintain a minimum capital adequacy ratio of 8%.
(2) Net Capital Ratio (%)

	Jun.30 2005	Mar.31 2005	Mar.31 2004
Good Morning Shinhan Securities	651.77	629.22	480.69

*	Net Capital Ratio is computed in accordance with the guidelines issued by the Financial Supervisory Service for securities investment trust businesses. Under these guidelines, Good Morning Shinhan Securities is required to maintain a minimum net capital ratio of 100%.

(3) Adjusted Equity Capital Ratio (%)

	2005 1H	2004	2003
Shinhan Card	18.18	16.48	13.78

*	The Adjusted Equity Capital Ratio represents the ratio of total adjusted shareholder’s equity to total adjusted assets and is computed in accordance with the guidelines issued by the Financial Supervisory Commission for credit card companies. Under these guidelines, Shinhan Card is required to maintain a minimum adjusted equity capital ratio of 8%.
(4) Non Performing Loans

(in 100 millions of Korean Won)
			Dec.31. 2004		Dec.31. 2003
			(March 31, 2005 for GMS		(March 31, 2004 for GMS
	June 30, 2005		Securities)		Securities)
	Balance of	NPL to total	Balance of	NPL to total	Balance of	NPL to total
	NPL	Loans (%)	NPL	Loans (%)	NPL	Loans (%)
Shinhan Bank 1)	2,783	0.51	4,344	0.84	3,985	0.82
Chohung Bank 1)	7,931	1.52	8,141	1.89	18,796	4.19
Jeju Bank 1)	321	2.30	303	2.33	298	2.27
GMS Securities 2)	300	8.28	307	11.75	382	13.48
Shinhan Card 3)	224	2.10	375	4.46	747	6.34

1)	Non-performing loans of banks are defined as those loans are past due more than 90 days or those are placed on non-accrual status according to the guidelines of the Financial Supervisory Service.

2)	Under the guidelines of the Financial Supervisory Service, every securities company shall classify its loans into five categories: “normal,” “precautionary,” “substandard,” “doubtful” and “estimated loss.” Under the Group’s internal measures, non-performing loans of Good Morning Shinhan Securities includes loans classified as “substandard,” “doubtful,” and “estimated loss.”

3)	Under the guidelines of the Financial Supervisory Service, every credit card company shall classify its loans into five categories: “normal,” “precautionary,” “substandard,” “doubtful” and “estimated loss.” Under the Group’s internal measures, non-performing loans of Shinhan Card includes loans classified as “substandard,” “doubtful” and “estimated loss.”

(5) Loan Loss Allowances & Write-offs for the period

(in 100 millions of Korean Won)
			Jan.1, 2004~	Jan.1,2004~	Jan. 1, 2003~
			June 30, 2004	Dec.31, 2004	Dec.31, 2003
Shinhan Bank	Loan Loss	Domestic	5,881	6,630	7,919
	Allowance	Overseas	707	805	745
		Total	6,587	7,435	8,664
	Write-offs		708	2,349	715
Chohung Bank	Loan Loss	Domestic	10,239	9,555	16,026
	Allowance	Overseas	348	512	563
		Total	10,587	10,067	16,589
	Write-offs		11,022	14,002	17,812
Jeju Bank	Loan Loss	Domestic	332	322	345
	Allowance	Overseas	—	—	—
		Total	332	322	345
	Write-offs		81	247	179
GM Shinhan Securities1)	Loan Loss	Domestic	308	309	309
	Allowance	Overseas	—	—	—
		Total	308	309	309
	Write-offs		8	19	—
Shinhan Card	Loan Loss	Domestic	467	498	946
	Allowance	Overseas	—	—	—
		Total	467	498	946
	Write-offs		472	2,332	2,770

1)	The fiscal year of Good Morning Shinhan Securities ends on March 31 of each year. Accordingly, the relevant periods for Good Morning Shinhan Securities are adjusted as follows: (i) from April 1, 2005 to June 30, 2005, (ii) from April 1, 2004 to March 31, 2005, and (iii) from April 1, 2003 to March 31, 2004.

3. Independent Accountant
Audit (Review) Opinion for the last 3 years

	2005 1H	2004 1H	FY 2004	FY2003
Audit (Review) Opinion	Unqualified	Unqualified	Unqualified	Unqualified
Compensation to the Independent Auditor for Audit and Review Services
     The following is a description of the fees for audit and review services performed by our independent auditor for the last three years in connection with our financial statements prepared in accordance with generally accepted accounting principles in Korea.

Year	Auditor	Payment (KRW)		Working hours
2005 1H	KPMG Samjong Accounting Corp	288,000,000	1)	910 hours
2004	KPMG Samjong Accounting Corp.	300,000,000		2,504 hours
2003	KPMG Samjong Accounting Corp.	210,000,000		1,560 hours

1)	The payment covers entire FY 2005.
Compensation for Services Other than Audit and Review
     The following is a description of the fees and commissions paid to our independent auditor for the services set forth below for the last three years.

Year	Month	Service description	Payment
2005	Jan.	Audit of the Financial Statements based on US GAAP	USD 2,000,000
2004	Jan.	Consulting services for disclosure control and procedure & Internal control system	KRW 1,375,000,000
2003	Sept.	Due diligence on the Chohung Bank	KRW 904,000,000
	July	Valuation of common shares of Chohung Bank	KRW 100,000,000

4. Directors, Executive Officers and Employees
Directors and Executive Officers
1)	Executive Directors

Our executive directors are as follows as of June 30, 2005:

Name	Date of Birth	Position	Service Term
Eung Chan Ra	Nov.25, 1938	Chairman of BOD Chairman of the Board Steering Committee	3 years starting from March 25, 2004
In Ho Lee	Nov. 2, 1943	President & CEO Board Steering Committee member	3 years starting from March 25, 2004
Young Hwi Choi	Oct. 28, 1945	Executive Director	3 years starting from March 25, 2004
2)	Non-Executive Directors
     Currently, 12 non-executive directors are in office. Out of them, 10 are outside directors, nominated by our Outside Director Recommendation Committee and appointed pursuant to the approval of general shareholders’ meeting on March 30, 2005.
     Our non-executive directors are as follows:

Name	Date of Birth	Current Position	Service Term
Young Seok Choi	Jul. 2, 1929	Non-Executive Directors,	3 years starting from March 25, 2004
Audit Committee member,
Yong Woong Yang	Aug. 4, 1948	Non-Executive Directors	3 years starting from March 25, 2004
Pyung Joo Kim	Feb.6, 1939	Outside Director	1 year starting from March 30, 2005
Board Steering Committee member
Head of Risk Management Committee
Compensation Committee member
Il Sup Kim	Jul.1, 1946	Outside Director	1 year starting from March 30, 2005
Head of Audit Committee
Compensation Committee member
Sang Yoon Lee	Sep.13, 1942	Outside Director	1 year starting from March 30, 2005
Audit Committee member
Compensation Committee member
Yoon Soo Yoon	Mar. 5, 1946	Outside Director	1 year starting from March 30, 2005
Risk Management Committee member
Compensation Committee member
Shee Yul Ryoo	Sep. 5, 1938	Outside Director	1 year starting from March 30, 2005
Board Steering Committee member
Compensation Committee member
Byung Hun Park	Sep. 10, 1928	Outside Director	1 year starting from March 30, 2005
Board Steering Committee member
Young Hoon Choi	Nov. 8, 1928	Outside Director	1 year starting from March 30, 2005
Si Jong Kim	Apr. 16, 1937	Outside Director	1 year starting from March 30, 2005
Audit Committee member
Dong Hyun Kwon	Nov. 27, 1936	Outside Director	1 year starting from March 30, 2005
Audit Committee member
Outside Director
Philippe Reynieix	Jun. 24, 1949	Risk Management Committee member	1 year starting from March 30, 2005
     For the personal profiles of the outside directors, please refer to our Form 20-F filed on June 30, 2005, in which we included the resume of director candidates.

3)	Executive Officers
     In addition to the executive directors, we currently have the following executive officers:

Name	Date of Birth	Position	Taking Charge of
Jae Woo Lee	Jul. 2, 1950	Senior Executive Vice President	Subsidiary Management Team I, New Bank Coordination Team, and New Bank Planning Team (Human Resource)
Chil Sun Hong	Aug. 20, 1946	Senior Executive Vice President	Subsidiary Management Team II, Synergy Management Team, Audit & Compliance Team, and New Bank Planning Team (Business Process Reengineering, Basel II, and Customer Relation Management)
Byung Jae Cho	Jan. 6, 1951	Senior Executive Vice President	Planning & Financial Management Team, and Investor Relations Team
Baek Soon Lee	Oct. 8, 1952	Senior Executive Vice President	Information & Technology Planning Team, Public Relations Team, General Service Team, and Joint Procurement Planning Team
Stock Options

			Number	Number
		Number of	of	of	Number of	Exercise
	Name of the	Granted	Exercised	Options	Exercisable	Price
Grant date	Guarantee	Option 1)	option	Cancelled	option	(KRW)	Positions held at

22-May-02	Ra, Eung Chan	94,416	—	—	94,416	18,910	Shinhan Financial Group
22-May-02	Choi, Young Hwi	47,208	47,208	—	—	18,910	Shinhan Financial Group
22-May-02	Shin, Sang Hoon	28,325	—	—	28,325	18,910	Shinhan Financial Group
22-May-02	Choi, Bhang-Gil	18,883	—	—	18,883	18,910	Shinhan Financial Group
22-May-02	Lee, In-Ho	32,162	—	—	32,162	18,910	Shinhan Bank
22-May-02	Moon, Hong Soon	17,426	—	—	17,426	18,910	Shinhan Bank
22-May-02	Lee, Jae Woo	18,873	—	—	18,873	18,910	Shinhan Bank
22-May-02	Huh, Joong Ok	15,564	—	—	15,564	18,910	Shinhan Bank
22-May-02	Kim, Sahng-Dae	18,873	—	—	18,873	18,910	Shinhan Bank
22-May-02	Youn, Gwang Lim	18,873	—	—	18,873	18,910	Shinhan Bank
22-May-02	Oh, Young-Kook	8,041	—	—	8,041	18,910	Shinhan Bank
22-May-02	Nam, Kee Do	8,041	—	—	8,041	18,910	Shinhan Bank
22-May-02	Jang, Myoung-Kee	14,918	14,918	—	—	18,910	Shinhan Bank
22-May-02	Shin, Christopher	11,673	—	—	11,673	18,910	Shinhan Bank
22-May-02	Lee, Dae Woon	11,673	—	—	11,673	18,910	Shinhan Bank
22-May-02	Lee, Dong Girl	26,953	—	—	26,953	18,910	Shinhan Capital
22-May-02	Jung, Yun Kang	7,409	7,409	—	—	18,910	Shinhan Capital
22-May-02	Son, Woong Man	3,828	—	—	3,828	18,910	Shinhan Capital
22-May-02	Hwang, Jung Hun	3,828	—	—	3,828	18,910	Shinhan Capital
22-May-02	Song, Byung Kuk and other 6 officers	13,325	—	—	13,325	18,910	Shinhan Financial Group
22-May-02	Kim, Duk Jung and other 329 officers	444,284	50,070	—	394,214	18,910	Subsidiaries of SFG
15-May-03	Ra, Eung Chan	95,390	—	—	95,390	11,800	Shinhan Financial Group
15-May-03	Choi, Young Hwi	85,851	85,851	—	—	11,800	Shinhan Financial Group
15-May-03	Choi, Bhang-Gil	19,078	—	—	19,078	11,800	Shinhan Financial Group
15-May-03	Han, Min Ky	19,078	—	—	19,078	11,800	Shinhan Financial Group

			Number	Number
		Number of	of	of	Number of	Exercise
	Name of the	Granted	Exercised	Options	Exercisable	Price
Grant date	Guarantee	Option 1)	option	Cancelled	option	(KRW)	Positions held at

15-May-03	Song, Youn Soo	15,319	—	—	15,319	11,800	Shinhan Financial Group
15-May-03	Shin, Sang Hoon	77,160	—	—	77,160	11,800	Shinhan Bank
15-May-03	Moon, Hong Soon	8,312	—	—	8,312	11,800	Shinhan Bank
15-May-03	Lee, Jae Woo	19,290	—	—	19,290	11,800	Shinhan Bank
15-May-03	Huh, Joong Ok	19,290	—	—	19,290	11,800	Shinhan Bank
15-May-03	Kim, Sahng-Dae	19,290	—	—	19,290	11,800	Shinhan Bank
15-May-03	Youn, Gwang Lim	19,290	—	—	19,290	11,800	Shinhan Bank
15-May-03	Cho, Woo Seop	15,490	—	—	15,490	11,800	Shinhan Bank
15-May-03	Kim, Hee Soo	19,290	—	—	19,290	11,800	Shinhan Bank
15-May-03	Han, Do Heui	19,290	—	—	19,290	11,800	Shinhan Bank
15-May-03	Shin, Christopher	4,809	—	—	4,809	11,800	Shinhan Bank
15-May-03	Lee, Dae Woon	4,809	—	—	4,809	11,800	Shinhan Bank
15-May-03	Hong Sung Kyun	4,984	—	—	4,984	11,800	Shinhan Card
15-May-03	Lee Tae Kyu	1,661	—	—	1,661	11,800	Shinhan Card
15-May-03	Kim Seong Won	1,661	—	—	1,661	11,800	Shinhan Card
15-May-03	Shim, Woo Yeob	1,661	—	—	1,661	11,800	Shinhan Card
15-May-03	Lee, Dong Girl	30,000	—	—	30,000	11,800	Shinhan Capital
15-May-03	Jung, Yun Kang	3,324	—	—	3,324	11,800	Shinhan Capital
15-May-03	Jang, Myoung-Kee	3,009	3,009	—	—	11,800	Shinhan Capital
15-May-03	Shin, Beom Seong	10,000	—	—	10,000	11,800	Shinhan Credit Information
15-May-03	Song, Byung Kuk and other 7 officers	13,437	—	—	13,437	11,800	Shinhan Financial Group
15-May-03	Seo, Jin Won and other 339 officers	489,433	50,272	11,600	427,561	11,800	Subsidiaries of SFG
25-Mar-04	Ra, Eung Chan	100,000	—	—	100,000	21,595	Shinhan Financial Group
25-Mar-04	Choi, Young Hwi	90,000	—	—	90,000	21,595	Shinhan Financial Group
25-Mar-04	Choi, Bhang Gil	30,000	—	—	30,000	21,595	Shinhan Financial Group
25-Mar-04	Hong, Chil Sun	20,000	—	—	20,000	21,595	Shinhan Financial Group
25-Mar-04	Kim, Hee Soo	20,000	—	—	20,000	21,595	Shinhan Financial Group
25-Mar-04	Cho, Byung Jae	20,000	—	—	20,000	21,595	Shinhan Financial Group
25-Mar-04	Lee, Baek Soon	20,000	—	—	20,000	21,595	Shinhan Financial Group
25-Mar-04	Shin, Sang Hoon	80,000	—	—	80,000	21,595	Shinhan Bank
25-Mar-04	Cho, Jae Ho	20,000	—	—	20,000	21,595	Shinhan Bank
25-Mar-04	Lee, Jae Woo	20,000	—	—	20,000	21,595	Shinhan Bank
25-Mar-04	Youn, Gwang Lim	20,000	—	—	20,000	21,595	Shinhan Bank
25-Mar-04	Cho, Woo Sup	20,000	—	—	20,000	21,595	Shinhan Bank
25-Mar-04	Han, Min Ky	20,000	—	—	20,000	21,595	Shinhan Bank
25-Mar-04	Song, Youn Soo	20,000	—	—	20,000	21,595	Shinhan Bank
25-Mar-04	Han, Do Heui	20,000	—	—	20,000	21,595	Shinhan Bank
25-Mar-04	Suh, Jin Won	20,000	—	—	20,000	21,595	Shinhan Bank
25-Mar-04	Yang, Shin Keun	20,000	—	—	20,000	21,595	Shinhan Bank
25-Mar-04	Oh, Sang Young	15,000	—	—	15,000	21,595	Shinhan Bank
25-Mar-04	Hong, Sung Kyun	30,000	—	—	30,000	21,595	Shinhan Card
25-Mar-04	Lee, Tae Gyu	10,000	—	—	10,000	21,595	Shinhan Card
25-Mar-04	Kim, Seong Won	10,000	—	—	10,000	21,595	Shinhan Card
25-Mar-04	Shim, Woo Yeop	10,000	—	—	10,000	21,595	Shinhan Card
25-Mar-04	Kim, Moon Han	10,000	—	—	10,000	21,595	Shinhan Card
25-Mar-04	Lee, Dong Girl	30,000	—	—	30,000	21,595	Shinhan Capital
25-Mar-04	Kim, Sahng Dae	10,000	—	—	10,000	21,595	Shinhan Capital
25-Mar-04	Oh, Seung Keun	10,000	—	—	10,000	21,595	Shinhan Capital
25-Mar-04	Shin, Beom Seong	10,000	—	—	10,000	21,595	Shinhan Credit Information
25-Mar-04	Song, Byung Kuk and other 7 officers	13,900	—	—	13,900	21,595	Shinhan Financial Group

			Number	Number
		Number of	of	of	Number of	Exercise
	Name of the	Granted	Exercised	Options	Exercisable	Price
Grant date	Guarantee	Option 1)	option	Cancelled	option	(KRW)	Positions held at

25-Mar-04	Kam, Hong Gon and other 400 officer	582,700	—	—	582,700	21,595	Subsidiaries of SFG
30-Mar-05	Ra, Eung Chan	100,000	—	—	100,000	28,006	Shinhan Financial Group
30-Mar-05	Choi, Young Hwi	90,000	—	—	90,000	28,006	Shinhan Financial Group
30-Mar-05	Kim, Pyung Joo	10,000	—	—	10,000	28,006	Shinhan Financial Group
30-Mar-05	Kim, Il Sup	10,000	—	—	10,000	28,006	Shinhan Financial Group
30-Mar-05	Lee, Sang Yoon	10,000	—	—	10,000	28,006	Shinhan Financial Group
30-Mar-05	Yoon, Yoon Soo	10,000	—	—	10,000	28,006	Shinhan Financial Group
30-Mar-05	Ryoo, Shee Yul	10,000	—	—	10,000	28,006	Shinhan Financial Group
30-Mar-05	Lee, Jae Woo	20,000	—	—	20,000	28,006	Shinhan Financial Group
30-Mar-05	Hong, Chil Sun	20,000	—	—	20,000	28,006	Shinhan Financial Group
30-Mar-05	Cho, Byung Jae	20,000	—	—	20,000	28,006	Shinhan Financial Group
30-Mar-05	Lee, Baek Soon	20,000	—	—	20,000	28,006	Shinhan Financial Group
30-Mar-05	Shin, Sang Hoon	80,000	—	—	80,000	28,006	Shinhan Bank
30-Mar-05	Cho Jao Ho	20,000	—	—	20,000	28,006	Shinhan Bank
30-Mar-05	Yoon, Gwang Lim	20,000	—	—	20,000	28,006	Shinhan Bank
30-Mar-05	Han, Min Ky	20,000	—	—	20,000	28,006	Shinhan Bank
30-Mar-05	Han, Do Heui	20,000	—	—	20,000	28,006	Shinhan Bank
30-Mar-05	Suh, Jin Won	20,000	—	—	20,000	28,006	Shinhan Bank
30-Mar-05	Yang, Shin Keun	20,000	—	—	20,000	28,006	Shinhan Bank
30-Mar-05	Oh, Sang Young	20,000	—	—	20,000	28,006	Shinhan Bank
30-Mar-05	Lee, Hyu Won	20,000	—	—	20,000	28,006	Shinhan Bank
30-Mar-05	Choi, Sang Woon	20,000	—	—	20,000	28,006	Shinhan Bank
30-Mar-05	Kim, Eun Sik	20,000	—	—	20,000	28,006	Shinhan Bank
30-Mar-05	Choi, Dong Soo	80,000	—	—	80,000	28,006	Chohung Bank
30-Mar-05	Yoo, Jee Hong	20,000	—	—	20,000	28,006	Chohung Bank
30-Mar-05	Choi, Bhang Gil	20,000	—	—	20,000	28,006	Chohung Bank
30-Mar-05	Kim, Hee Soo	20,000	—	—	20,000	28,006	Chohung Bank
30-Mar-05	Chung, Kwang Yub	20,000	—	—	20,000	28,006	Chohung Bank
30-Mar-05	Chae, Hong Hee	20,000	—	—	20,000	28,006	Chohung Bank
30-Mar-05	O, Yong Uk	20,000	—	—	20,000	28,006	Chohung Bank
30-Mar-05	Chang, Jeong Woo	20,000	—	—	20,000	28,006	Chohung Bank
30-Mar-05	Kim, Jae Yoo	20,000	—	—	20,000	28,006	Chohung Bank
30-Mar-05	Chaey, In Joon	20,000	—	—	20,000	28,006	Chohung Bank
30-Mar-05	Moon, Chang Seong	20,000	—	—	20,000	28,006	Chohung Bank
30-Mar-05	Kim, Sung Yoon	20,000	—	—	20,000	28,006	Chohung Bank
30-Mar-05	Lee, Woo Keun	40,000	—	—	40,000	28,006	Good Morning Shinhan Securities
30-Mar-05	Lee, Kang Won	40,000	—	—	40,000	28,006	Good Morning Shinhan Securities
30-Mar-05	Lee, Sung No	15,000	—	—	15,000	28,006	Good Morning Shinhan Securities
30-Mar-05	Han, Hyeon Jae	15,000	—	—	15,000	28,006	Good Morning Shinhan Securities
30-Mar-05	Jung, Chae Young	15,000	—	—	15,000	28,006	Good Morning Shinhan Securities
30-Mar-05	Kim, Seok Joong	15,000	—	—	15,000	28,006	Good Morning Shinhan Securities
30-Mar-05	Lee, Jin Kook	15,000	—	—	15,000	28,006	Good Morning Shinhan Securities
30-Mar-05	Jung, Yoo Shin	15,000	—	—	15,000	28,006	Good Morning Shinhan Securities
30-Mar-05	Hong, Sung Kyun	40,000	—	—	40,000	28,006	Shinhan Card
30-Mar-05	Lee, Tea Kyu	15,000	—	—	15,000	28,006	Shinhan Card
30-Mar-05	Kim, Sung Won	15,000	—	—	15,000	28,006	Shinhan Card
30-Mar-05	Shim, Woo Yeop	12,000	—	—	12,000	28,006	Shinhan Card
30-Mar-05	Kim, Moon Han	12,000	—	—	12,000	28,006	Shinhan Card
30-Mar-05	Lee, Dong Girl	40,000	—	—	40,000	28,006	Shinhan Capital
30-Mar-05	Kim, Sang Dae	15,000	—	—	15,000	28,006	Shinhan Capital

			Number	Number
		Number of	of	of	Number of	Exercise
	Name of the	Granted	Exercised	Options	Exercisable	Price
Grant date	Guarantee	Option 1)	option	Cancelled	option	(KRW)	Positions held at

30-Mar-05	Oh, Seung Keun	12,000	—	—	12,000	28,006	Shinhan Capital
30-Mar-05	Shin, Boem Seong	15,000	—	—	15,000	28,006	Shinhan Credit Information
30-Mar-05	Gweon, Jeum Joo and other 12 officers Cheon, Young Moon and other 987	22,000	—	—	22,000	28,006	Shinhan Financial Group
30-Mar-05	officers	1,427,200	—	—	1,427,200	28,006	Subsidiaries of SFG

Total	-	5,881,582	258,737	11,600	5,611,245	—	—

1)	Number of options granted on May 22, 2002, and May 15, 2003 was adjusted to the current number as terms of the exercise condition were finalized.

*	The stock options granted in 2002 and 2003 are exercisable during the 4 year period after the second anniversary from the grant date. The stock options granted in 2004 are exercisable during 3 year period after the second anniversary from the grant date. The stock options granted in 2005 are exercisable during 4 year period after the third anniversary from the grant date.
Employees

(As of June 30, 2005)
			Total Salaries and wages paid	Average Payment per
	Number of	Average length of	during 1st half of 2005	person (in mil. of
	Employees	Service	(in mil. of Korean Won)	Korean Won)
Male	72	2 years and 1 months	3,424	47
Female	18	1 year and 8 months	375	17
Total	90	1 year and 10 months	3,799	39

5. Activities of Board of Directors and sub-committees for the year 2005
Meetings of Board of Directors

	Date		Agenda	Approval
1	Feb. 2, 2005	1.	Closing of the 4th FY (Jan.1, 2004 ~ Dec 31. 2004)	Approved

		2.	Appointment of Outside Director Recommendation Committee members	Approved
- Byung Hun Park, Eung Chan Ra, Pyung Joo Kim, Dong Hyun Kwon, and Yoon Soo Yoon

2	Feb. 22, 2005	1.	Convening of the 4th General Meeting of Shareholders -10:00 AM, March 30, 2005 (Wend.)	Approved

		2.	Remuneration levels for Directors - KRW 4 billion	Approved

		3.	Stock option grant to executives, employees and outside directors of the Group and Subsidiaries	Approved
- 1,196,000 shares for executive, 50,000 shares for outside directors, and up to 1,500,000 shares for employees

3	March 30, 2005	1.	Appointment of Board steering Committee members - Eung Chan Ra, Young Hwi Choi, Byung Hun Park, Pyung Joo Kim, and Shee Yul Ryoo	Approved

		2.	Appointment of Risk Management Committee members - Pyung Joo Kim, Yoon Soo Yoon, and Reynieix	Approved

		3.	Decision on Director compensation level	Approved

4	May 17, 2005	1.	Adoption of Code of Ethics for Finance Officers and Employees - Purpose, Application, Conduct Guideline and etc.	Approved

		2.	Approval of the Volume Limit of Corporate Bond Issue for the latter half of 2005 - KRW 1,100 billion ( including USD 50 million),	Approved

		3.	Adjustment of the Number of Stock Options Granted in 2003 - The number of stock option granted was adjusted with the retirement of 31 officers and employees.	Approved

		4.	Change of CEO - Dismissal: Mr. Young Hwi Choi, Appointment: Mr. In Ho Lee	Approved

		5.	Appointment of Sub Committees Members - Board Steering Committee: Young Hwi Choi was dismissed and In Ho Lee was Appointed	Approved
- Compensation Committee: Pyung Joo Kim, Il Sup Kim, Sang Yoon Lee, Yoon Soo Yoon, and Shee Yul Ryoo were appointed.

5	June 29, 2005	1.	Incorporation of Shinhan Private Equity Fund No.1 into SFG’s Indirect Subsidiary - To be established in July 2005 as a subsidiary of Shinhan Private Equity	Approved

		2.	Amendment of Regulations - Board Regulations, Management Operation Regulations, and Subsidiary Management Committee Regulations	Approved

		3.	Determination of Director Remuneration - Amendment of Director Remuneration Plan	Approved

Meetings of Board Steering Committee

	Date		Agenda
1	Feb. 2, 2005	1.	Recommendation of members for Outside Director Recommendation Committee - Byung Hun Park, Eung Chan Ra, Pyung Joo Kim, Dong Hyun Kwon, and Yoon Soo Yoon	Approved

2	Feb. 22, 2005	1.	Recommendation of members for Audit Committee - Il Sup Kim, Dong Hyun Kwon, Young Seok Choi, Sang Yun Lee, Si Jong Kim	Approved

		2.	Decision of compensation scheme for non-executive directors and outside directors - expenses required for directors’ activities and stock option grant	Approved

		3.	Deliberation on stock option grant to outside directors with professional expertise - stock options to purchase 50,000 shares in total (10,000 shares per person)	Approved

3	May 17, 2005	1.	Adoption of Code of Ethics for Finance Officers and Employees - Purpose, Application, Conduct Guidelines and etc.	Approved

		2.	Recommendation of Sub Committees Members - Board Steering Committee: Young Hwi Choi (dismissal) and In Ho Lee (appointment)	Approved
			- Compensation Committee: Pyung Joo Kim, Il Sup Kim, Sang Yoon Lee, Yoon Soo Yoon, and Shee Yul Ryoo to be appointed
Meetings of Risk Management Committee

	Date	Agenda
1	Feb 22, 2005	- Approval item: Minimum Capital Adequacy Ratio and Plan for Risk Management by each Type in 2005	Approved
		- Reporting item: 2004 Capital Adequacy Ratio of the Group and Plan for Risk Management by each Type	—

2	May 17, 2005	- Reporting item: 2005 1st quarter Capital Adequacy Ratio of the Group and Plan for Risk Management by each Type	—
Meetings of Compensation Committee

	Date	Agenda
1	Feb. 2, 2005	1.	2004 evaluation and compensation results for the management	Approved

		2.	2005 evaluation and compensation scheme for the management	Not Approved

		3.	Setting 2005 Group KPI target and MBO of the management	Not Approved

		4.	2005 payment plan of the management Compensation	Approved

2	Feb. 22, 2005	1.	2005 evaluation and compensation scheme for the management	Approved

		2.	Setting 2005 Group KPI target and MBO of the management	Approved

		3.	2005 Stock option grant to the management	Approved

Meetings of Audit Committee

	Date		Agenda
1	Feb. 22, 2005	1.	Audit results for the 4th Fiscal Year	Approved
- Confirmation of Audit results for the 4th FY and Submission of Audit Report

		2.	Appointment of independent auditors for Korean GAAP	Approved
- KPMC Samjong Accounting Corp. was appointed

		3.	Evaluation of the operation status of the internal accounting control system for the year 2004	Approved
- The internal accounting control system is properly operated.

		4.	Evaluation of the internal monitoring system	Approved
- The internal monitoring system is properly operated.

		5.	Approval of the Group Audit Plan for 2005	Not Approved
- the agenda transferred to the next audit committee

		6.	Ratification of the company and its subsidiaries’ Non-audit contracts	Approved
1) Audit and Tax Adjustment ( Shinhan Finance Ltd. with KPMG Samjong)
2) Comfort Letters regarding the issue of bond in foreign currency
(Shinhan Bank and KPMG Samjong)

		7.	Audit of Approval items for the FY 4 General Shareholders’ Meeting	Approved
-The approval items are appropriate.

2	Mar. 30, 2005	1.	Appointment of independent auditors for US GAAP	Approved
- KPMC Samjong Accounting Corp. was appointed

		2.	Approval of the Group Audit Plan for 2005	Approved

3	May 17, 2005	1.	Appointment of Head of Audit Committee	Approved
- Mr. Il Sup Kim

		2.	Establishment of Insider Reporting System	Approved
- Establishing Insider Reporting System and adopting relevant regulations

		3.	Rectification of Subsidiaries’ Non audit Contracts	Approved
1) 2005 Tax Adjustment and review (Chohung Bank with KPMG Samjong)
2) Income Tax Advisory, Tax Adjustment, and Comfort letter on Important Items of Financial
Statement (Shinhan Private Equity with KPMG Samjong)

4	June 29, 2005	1. -	Rectification of Subsidiaries’ Non audit Contracts Comfort Letters regarding the issue of bond (Shinhan Bank with KPMG Samjong)	Approved
Meetings of Outside Director Recommendation Committee

	Date		Agenda
1	Feb.02, 2005	1.	Appointment of Outside Director Recommendation Committee Chair - Chair: Director Byung Hun Park	Approved

2	Feb. 16, 2005	1.	Recommendation of outside director candidates
- Outside director candidates: Byung Hun Park, Dong Hyun Kwon , Young Hoon Choi,
Si Jong Kim and Philippe Reynieix (5 candidates) - Outside director candidates with professional expertise: Pyung Joo Kim, Il Sup Kim,
			Sang Yoon Lee, Yoon Soo Yoon and Shee Yul Ryoo (5 candidates)	Approved

6. Market Price Information of our Common Shares and ADRs
Common Share Traded in Korea Stock Exchange

(in Korean Won or number of shares)
		Jan. 2005	Feb. 2005	Mar. 2005	Apr. 2005	May 2005	June 2005

Price per share	High	26,150	29,750	29,650	27,650	25,800	27,350

	Low	23,400	25,550	26,900	25,750	24,100	25,750

Trading Volume		30,987,484	24,957,501	24,985,380	22,456,054	24,124,382	18,826,402
American Depositary Shares
     Shinhan Financial Group listed its American Depositary Shares on the New York Stock Exchange on September 16, 2003.
American Depositary Shares trade on the New York Stock Exchange

(in US Dollars or number of shares)
		Jan. 2005	Feb. 2005	Mar. 2005	Apr. 2005	May 2005	June 2005

Price per share	High	51.30	60.40	60.43	55.65	53.00	54.14

	Low	44.00	50.50	51.26	50.50	48.51	51.55

Trading Volume		182,000	274,900	392,000	234,600	214,600	206,000
7. Related Party Transactions
Loans to Subsidiaries

(As of June 30, 2005)
		Origination		Funding	Lending	Beginning			Ending
Borrower	Loan Type	date	Maturity date	Rate	Rate	Balance	Increase	Decrease	Balance
Shinhan Card	Loans in KRW	21-Nov-02	21-Nov-05	5.60%	5.93%	1,000	—	—	1,000
Shinhan Card	Loans in KRW	16-Dec-02	16-Dec-05	5.65%	5.95%	1,000	—	—	1,000
Shinhan Card	Loans in KRW	24-Jan-03	24-Jan-05	5.04%	5.39%	500	—	500	—
Shinhan Card	Loans in KRW	24-Jan-03	24-Jan-06	5.19%	5.50%	500	—	—	500
Shinhan Card	Loans in KRW	26-Feb-03	26-Feb-05	4.89%	5.24%	1,000		1,000	—
Shinhan Card	Loans in KRW	26-Feb-03	26-Feb-06	4.99%	5.29%	2,000	—	—	2,000
Shinhan Card	Loans in KRW	23-Apr-03	23-Apr-09	5.47%	6.28%	1,000	—	—	1,000
Shinhan Card	Loans in KRW	23-May-03	23-May-05	5.11%	5.45%	500	—	500	—
Shinhan Card	Loans in KRW	23-May-03	23-May-06	5.29%	5.59%	500	—	—	500
Shinhan Card	Loans in KRW	24-Jun-03	24-Jun-06	5.43%	5.73%	1,500	—	—	1,500
Shinhan Card	Loans in KRW	24-Oct-03	24-Oct-06	4.63%	4.95%	1,000	—	—	1,000
Shinhan Card	Loans in KRW	31-Jan-05	18-Mar-07	4.13%	4.49%	—	500	—	500
Shinhan Card	Loans in KRW	18-Mar-05	18-Mar-08	4.23%	4.54%	—	500	—	500
Shinhan Card	Loans in KRW	9-May-05	9-May-08	3.99%	4.33%	—	500		500

(As of June 30, 2005)
		Origination		Funding	Lending	Beginning			Ending
Borrower	Loan Type	date	Maturity date	Rate	Rate	Balance	Increase	Decrease	Balance
Shinhan Capital	Loans in KRW	30-Jan-02	30-Jan-05	6.69%	7.34%	300	—	300	—
Shinhan Capital	Loans in KRW	29-Mar-02	4-Apr-07	7.47%	8.12%	200	—	—	200
Shinhan Capital	Loans in KRW	29-Apr-02	29-Apr-05	6.84%	7.49%	300	—	300	—
Shinhan Capital	Loans in KRW	26-Jun-02	26-Jun-05	6.30%	6.95%	300	—	300	—
Shinhan Capital	Loans in KRW	29-Jul-02	29-Jul-07	6.30%	6.65%	200	—	—	200
Shinhan Capital	Loans in KRW	21-Nov-02	21-Nov-07	5.88%	6.18%	200	—	—	200
Shinhan Capital	Loans in KRW	16-Dec-02	16-Dec-05	5.65%	5.95%	300	—	—	300
Shinhan Capital	Loans in KRW	16-Dec-02	16-Dec-07	5.96%	6.22%	200	—	—	200
Shinhan Capital	Loans in KRW	24-Jan-03	24-Jan-06	5.19%	5.54%	200	—	—	200
Shinhan Capital	Loans in KRW	23-Apr-03	23-Apr-05	5.28%	5.65%	500	—	500	—
Shinhan Capital	Loans in KRW	23-May-03	23-May-06	5.29%	5.59%	500	—	—	500
Shinhan Capital	Loans in KRW	24-Jun-03	24-Jun-08	5.69%	5.95%	300	—	—	300
Shinhan Capital	Loans in KRW	24-Jul-03	24-Jul-06	5.55%	5.85%	300	—	—	300
Shinhan Capital	Loans in KRW	24-Jul-03	24-Jul-08	5.87%	6.13%	200	—	—	200
Shinhan Capital	Loans in KRW	24-Mar-04	24-Mar-07	4.76%	5.16%	300	—	—	300
Shinhan Capital	Loans in KRW	24-Mar-04	24-Mar-09	5.11%	5.93%	200	—	—	200
Shinhan Capital	Loans in KRW	25-Jun-04	25-Jun-09	4.93%	5.22%	500	—	—	500
Shinhan Capital	Loans in KRW	31-Jan-05	31-Jan-08	4.21%	4.58%	—	300	—	300
Shinhan Capital	Loans in KRW	18-Mar-05	18-Mar-07	4.23%	4.49%	—	500	—	500
Shinhan Capital	Loans in foreign Currency	13-Mar-02	13-Mar-05	6M Libor +100bp	6M Libor +120bp	313	—	313	—
Shinhan Capital	Loans in foreign Currency	13-Sep-02	13-Sep-05	6M Libor +85bp	6M Libor +114bp	312	—	6	306
Shinhan Capital	Loans in foreign Currency	30-Dec-03	30-Dec-06	3M Libor +70bp	3M Libor +90bp	313	—	6	307
Shinhan Capital	Loans in foreign Currency	15-Jul-04	15-Jun-07	3M Libor +70bp	3M Libor +90bp	418	—	8	410
Shinhan Bank	Privately Placed Bonds	21-Dec-01	21-Mar-08	7.12%	7.42%	500	—	—	500
Jeju Bank	Privately Placed Bonds	20-May-02	20-Jan-08	7.25%	8.14%	200	—	—	200
Jeju Bank	Privately Placed Bonds	30-Jun-01	30-Mar-07	6.26%	—	31	—	—	31
Good Morning Shinhan Securities	Loans in KRW	31-Jan-05	31-Jul-10	4.59%	5.25%	—	700	—	700
Total	—	—	—	—	—	17,587	3,000	3,733	16,854
Exhibit 99-1
The Independent Accountant’s Review Report (under Korean GAAP) to the Non-consolidated Financial Statements of Shinhan Financial Group as of and for the 6 months ended on June 30, 2005.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHINHAN FINANCIAL GROUP CO., LTD.

By /s/ Byung Jae Cho

Name: Byung Jae Cho
Title: Chief Financial Officer

Date : August 25, 2005